UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

CUSIP Number 983941-10-5                               SEC File Number 000-28204

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: DECEMBER 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                --------------------------

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Read Instruction Sheet Before Preparing Form.  Please Print or Type.  Nothing in
this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                               XAVIER CORPORATION
                             -----------------------
                             Full Name of Registrant

                                       N/A
                           -------------------------
                           Former Name if Applicable

                          1600 Smith Street, Suite 4700
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77002
                              --------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable effort or expense;

[ ]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The  accountant's  statement  or other  exhibit  required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

        The Registrant has not completed its 1996 year-end audit. Due to contingencies to the completion of its audit associated with accounting for the Company's interests in Russian joint ventures and other oil and gas development projects in the former Soviet Union (which are, in part, subject to negotiations with its Russian participants), and due to the temporary incapacity to devote the time and financial resources to fully engage its independent auditors (up to this time a relatively unreasonable burden and expense), the Company has only recently been able to ask that its 1996 audit be commenced in earnest. The Registrant expects to satisfy any contingencies to completing its 1996 audit and to obtain a report on the Registrant's financial statements from its independent auditors, although no assurance can be given as to the timing of delivery of that report and fully audited financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     ROBERT PARSONS                     713                  652-5111
     ---------------------------------------------------------------------------
     (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes    [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               XAVIER CORPORATION
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 1997               By: /s/ Robert S. Parsons
     ---------------                  ------------------------------------------
                                        Robert Parsons, Vice President and Chief
                                        Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the
             registrant  by  an  authorized   representative  (other  than  an
             executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5. Electronic Filers. This Form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.